Exhibit 99.8

AssemblÉe gÉnÉrale extraordinaire des Actionnaires 3 novembre 2023	extraordinary general shareholders’ meeting 3 NOVEMBER 2023

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 3 novembre 2023 à 15h00 (heure belge).	This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the extraordinary general shareholders’ meeting of the Company to be held on Friday, 3 November 2023, at 3:00 p.m. (Belgian time).

Cette procuration ne constitue pas une demande de procuration au sens des articles 7:144 et 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of articles 7:144 and 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement. Si une signature électronique est utilisée, elle doit être une signature électronique qualifiée au sens du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l’identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la directive 1999/93/CE, tel que modifié.	The proxy must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended.

La procuration signée et complétée doit parvenir à la Société au plus tard le sixième jour calendrier qui précède l’assemblée générale extraordinaire des actionnaires, soit le, ou avant le, samedi 28 octobre 2023 au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante :	The signed and completed proxy must reach the Company at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e. on or before Saturday, 28 October 2023 at the latest. Until this date, proxies can be sent to the following address:

MDxHealth SA A l’attention de M. Ron Kalfus Secrétaire de la Société CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31, 4040 Herstal Belgiqu	MDxHealth SA Attention Mr. Ron Kalfus Company Secretary CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz, 31 4040 Herstal, Belgium

ou par courrier électronique à :	or by e-mail to:
agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer à l’assemblée générale extraordinaire des actionnaires, tel que décrit dans l’invitation à l’assemblée générale extraordinaire des actionnaires. Les titulaires de titres dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé, l’organisme de liquidation compétent, ou de l’intermédiaire financier pour les titres concernés, confirmant le nombre de titres ayant été enregistrés à leur nom à la date d’enregistrement (soit le vendredi 20 octobre 2023, à minuit (00h00, heure belge)) et avec lesquelles ils veulent participer à l’assemblée générale extraordinaire des actionnaires.	Holders of securities of the Company who wish to be represented by proxy must also register for the extraordinary general shareholders’ meeting, as described in the notice convening the extraordinary general shareholders’ meeting. Holders of dematerialised securities must attach to the present form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date, (i.e., Friday, 20 October 2023, at midnight (12:00 a.m., Belgian time)) with which they want to participate to the extraordinary general shareholders’ meeting.

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En cas de modification de l’ordre du jour ou si des nouvelles propositions de résolutions sont déposées, la Société publiera un ordre du jour complété avec, le cas échéant, des points additionnels inscrits à l’ordre du jour et des propositions de résolutions additionnelles. Ceci sera fait au plus tard le quinzième jour calendrier avant l’assemblée générale extraordinaire des actionnaires, soit le, ou avant le, jeudi 19 octobre 2023 au plus tard. En outre, la Société mettra aussi à disposition un formulaire de vote par procuration modifié. Les procurations qui parviennent à la Société antérieurement à la publication d’un ordre du jour complété demeurent valides pour les points inscrits à l’ordre du jour auxquels les procurations s’appliquent, sous réserve, cependant, du droit applicable et des clarifications complémentaires décrites dans les formulaires de procuration.	In case of amendments to the agenda or if new draft resolutions are tabled, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft resolutions. This will be done no later than on the fifteenth calendar day prior to the extraordinary general shareholders’ meeting, i.e. on or before Thursday, 19 October 2023 at the latest. In addition, the Company will also make amended forms available for votes by proxy. Proxies that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the proxies apply, subject, however, to applicable law and the further clarifications set out on the proxy form.

La date limite pour la communication de cette procuration est un samedi, pendant laquelle il n’y a généralement pas de service postal ordinaire. Ainsi, la Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant l’assemblée générale d’actionnaires.	The deadline for the submission of this proxy form is on a Saturday, during which there is usually no ordinary postal service. Therefore, the Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meeting.

Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:
Représenté par (prénom, nom de famille et qualité) / Represented by (first name, family name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’actions / Number of shares:	______________

Forme des actions susmentionnées / Form of the above mentioned shares: (veuillez cocher la case appropriée / please tick the appropriate box)

☐ Nominatives / Registered
☐ Dématérialisées / Dematerialised

Nombre de droits de souscription / Number of subscription rights:[1]	______________

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constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms.__________________________________________________________2

☐ Président du conseil d’administration / Chair of the board of directors3

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.

[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

3 Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister à l’assemblée générale des actionnaires. Veuillez noter que le président du conseil d’administration de la Société ou, le cas échéant, son suppléant, est un administrateur, un employé ou un remplaçant désigné de la Société et a donc un conflit d’intérêts potentiel tel que défini dans l’article 7:143, §4 du Code des sociétés et des associations. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 2 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meeting. Please note that the chair of the board of directors of the Company or, as the case may be, his substitute, is a director, employee or substitute of the Company and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 2 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “en faveur” des résolutions proposées soutenues par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.

[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “in favour” of the proposed resolutions supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) à l’assemblée générale extraordinaire des actionnaires à tenir le vendredi 3 novembre 2023 à 15h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.	I. To represent the undersigned at the extraordinary general meeting of shareholders to be held on Friday, 3 November 2023 at 3:00 p.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	3/12

ORDRE DU JOUR assemblée générale extraordinaire	agenda extraordinary general meeting

1. Présentation du rapport spécial	1. Submission of special report

Présentation et discussion du rapport spécial, rédigé par le conseil d’administration, dans le cadre du Regroupement d’Actions et de la Radiation de la Cote (telles que définies aux points 2 et 3 de l’ordre du jour).

Submission of and discussion on, the special report, prepared by the board of directors, in connection with the Share Consolidation and De-Listing (as defined below in points 2 and 3 of the agenda).

2. Regroupement d’Actions (sur la base d’un ratio de 1 pour 10)	2. Share Consolidation (1-for-10 reverse stock split)

► Proposition de résolution:	► Proposed resolution:

Conformément à l’article 7:49 du Code des sociétés et des associations, l’assemblée générale extraordinaire des actionnaires décide d’effectuer un regroupement d’actions concernant toutes les actions en circulation de la Société au moyen d’un regroupement d’actions sur la base d’un ratio de 1 pour 10 (le “Regroupement d’Actions”), et d’accorder au conseil d’administration de la Société, pour une période de six mois suivant la date de cette assemblée générale extraordinaire des actionnaires, l’autorisation de poursuivre la mise en œuvre du Regroupement d’Actions. Si le conseil d’administration n’entame pas la procédure de mise en œuvre du Regroupement d’Actions dans un délai de six mois à compter de la date de la présente assemblée générale extraordinaire des actionnaires, le pouvoir du conseil d’administration d’effectuer le Regroupement d’Actions expirera, à moins qu’il ne soit renouvelé. Le pouvoir du conseil d’administration de mettre en œuvre le Regroupement d’Actions est soumis aux conditions suivantes :

In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders’ meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a 1-for-10 reverse stock split (the “Share Consolidation”), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders’ meeting to further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders’ meeting, the board of director’s authority to effect the Share Consolidation shall expire, unless renewed. The board of director’s authority to implement the Share Consolidation is subject to the following terms and conditions:

(a) Regroupement d’Actions: Toutes les actions en circulation de la Société seront regroupées en un nombre nouveau et réduit d’actions selon le ratio d’une (1) nouvelle action pour dix (10) actions existantes (le “Ratio”). Sous réserve des conditions énoncées ci-dessous, le Regroupement d’Actions sera effectué simultanément pour toutes les actions en circulation de la Société conformément au Ratio, de sorte qu’après l’achèvement du processus de Regroupement d’Actions, chaque nouvelle action représentera la même fraction du capital de la Société. Le Regroupement d’Actions n’entraînera pas de réduction ou d’augmentation du capital de la Société.	(a) Share Consolidation: All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to the ratio of one (1) new share for ten (10) existing shares (the “Ratio”). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company’s share capital. The Share Consolidation will not result in a reduction or increase of the Company’s share capital.

(b) Forme et nature des nouvelles actions: Le Regroupement d’Actions n’affectera pas la forme des actions en circulation (dématérialisées ou nominatives) et les actions dématérialisées et nominatives en circulation seront traitées séparément dans le cadre du Regroupement d’Actions. Toutes les nouvelles actions après l’achèvement du processus de Regroupement d’Actions seront assorties des mêmes droits et avantages et seront pari passu à tous égards, y compris en ce qui concerne les droits aux dividendes et autres distributions, en application du Ratio.	(b) Form and nature of the new shares: The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.

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(c) Pas de fractions de nouvelles actions: Dans le cadre du Regroupement d’Actions, les actions existantes ne peuvent être regroupées, conformément au Ratio, qu’en un nombre entier de nouvelles actions. Aucune fraction de nouvelles actions ne peut être émise. Sous réserve des règles applicables en matière de droit des sociétés, de droit financier et de droit des valeurs mobilières, et sous réserve des dispositions des paragraphes précédents, le conseil d’administration est autorisé à déterminer la manière et la procédure à suivre pour effectuer le Regroupement d’Actions à l’égard des détenteurs d’actions existantes de la Société qui, au moment du Regroupement d’Actions, ne disposent pas d’un nombre suffisant d’actions existantes pour recevoir un nombre entier de nouvelles actions conformément au Ratio. Dans ce contexte, le conseil d’administration aura le pouvoir de déterminer que (i) les positions des anciennes actions qui ne peuvent pas être regroupées en un nombre entier de nouvelles actions conformément au Ratio peuvent être agrégées pour être regroupées en nouvelles actions, (ii) ces nouvelles actions peuvent être vendues ou placées, par le biais d’un placement privé exempté, d’une vente en bloc de titres, d’une vente sur le marché, d’une procédure (accéléré ou non) de constitution d’un livre d’ordres ou autrement, à ou auprès d’investisseurs institutionnels, qualifiés ou professionnels ou de particuliers en Belgique et ailleurs, et (iii) le produit de cette vente ou de ce placement sera distribué au prorata aux détenteurs d’actions existantes qui n’ont pas un nombre suffisant d’actions existantes pour être converties en nouvelles actions entières conformément au Ratio, à condition que le produit ne soit pas inférieur à un centime d’euro (EUR 0,01) par action existante. Si le produit est inférieur ou ne peut être distribué au prorata comme indiqué ci-dessus, il sera distribué à la Société. Les coûts et frais de transaction pertinents (y compris les commissions, honoraires et frais des agents et conseillers) et les taxes, le tout tel qu’applicable, seront supportés par la Société. Sous réserve des dispositions applicables de droit des sociétés, de droit financier et de droit des valeurs mobilières, le conseil d’administration a également le pouvoir de décider que les positions des actions existantes qui ne peuvent être regroupées conformément au Ratio en un nombre entier de nouvelles actions peuvent être acquises par la Société ou l’une de ses filiales et que le produit de cette vente sera distribué au prorata comme indiqué ci-dessus.	(c) No fractions of new shares: Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned.

(d) Annulation des actions existantes: Après l’achèvement du processus de Regroupement d’Actions, les actions existantes de la Société seront annulées et ne seront plus en circulation.	(d) Cancellation of existing shares: Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.

(e) Calendrier du Regroupement d’Actions: Le conseil d’administration est autorisé à déterminer la date effective du Regroupement d’Actions, à condition toutefois que le Regroupement d’Actions soit mis en œuvre au plus tard dans un délai de six mois à compter de la date de la présente assemblée générale extraordinaire des actionnaires. Le conseil d’administration a le pouvoir de ne pas procéder à la mise en œuvre du Regroupement d’Actions ou, dans le cas où la mise en œuvre du Regroupement d’Actions a déjà commencé, de suspendre ou d’annuler le processus de Regroupement d’Actions si le conseil d’administration détermine que les circonstances du marché ne permettent pas de réaliser le Regroupement d’Actions dans des conditions jugées satisfaisantes par le conseil d’administration.	(e) Timing of the Share Consolidation: The board of directors shall be authorized to determine the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders’ meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.

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(f) Agents: Une ou plusieurs banques ou institutions financières seront ou pourront être désignées par la Société aux fins de l’organisation et de la mise en œuvre du Regroupement d’Actions, y compris (mais sans s’y limiter) le regroupement des positions des actions existantes qui ne peuvent être regroupées en un nombre entier de nouvelles actions conformément au Ratio, et la vente de nouvelles actions comme le permet le paragraphe (c).	(f) Agents: One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation, including (but not limited to) the consolidation of positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new shares as permitted by paragraph (c).

(g) Ajustement du prix de souscription des Droits de Souscription: À l’issue du Regroupement d’Actions, le Regroupement d’Actions sera effectué en ce qui concerne les droits de souscription en circulation de la Société de la manière envisagée dans les conditions respectives de ces droits de souscription, de sorte qu’un détenteur de droits de souscription devra exercer des droits de souscription à l’égard d’au moins 10 Actions avant le Regroupement d’Actions pour pouvoir souscrire une Action après le Regroupement d’Actions.	(g) Adjustment of the subscription price of the Subscription Rights: At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least 10 Shares prior the Share Consolidation in order to subscribe for one Share after the Share Consolidation.

(h) Modification des statuts: À l’issue du Regroupement d’Actions, l’article 5 des statuts de la Société sera modifié et reformulé pour tenir compte du nombre d’actions en circulation et existantes qui en résultera.	(h) Amendment of the articles of association: At completion of the Share Consolidation, Article 5 of the Company’s articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.

(i) Mise en œuvre du Regroupement d’Actions: Sous réserve des règles applicables en matière de droit des sociétés, de droit financier et de droit des valeurs mobilières, et sous réserve des dispositions des paragraphes précédents, le conseil d’administration a le pouvoir de mettre en œuvre et l’exécution du Regroupement d’Actions, y compris (sans s’y limiter) le pouvoir (i) de déterminer la mise en œuvre pratique du Regroupement d’Actions, (ii) de déterminer le calendrier et la date effective du Regroupement d’Actions comme prévu au paragraphe (e), (iii) de déterminer la manière et le processus de traitement des positions d’actions existantes qui ne peuvent pas être regroupées en un nombre entier de nouvelles actions conformément au Ratio comme prévu au paragraphe (c), (iv) de nommer une ou plusieurs banques ou institutions financières pour l’organisation et la mise en œuvre du Regroupement d’Actions tel qu’envisagé au paragraphe (f), (v) de procéder à la constatation de la modification et de la reformulation des statuts tels qu’envisagés au paragraphe (h) devant notaire, (vi) d’entreprendre toutes les démarches utiles ou nécessaires auprès d’Euronext, d’Euroclear, de toute autre agence de règlement compétente et de toute autorité de réglementation ou de cotation en rapport avec la mise en œuvre du Regroupement d’Actions, (vii) d’effectuer toutes les modifications dans les registres de titres pertinents de la Société reflétant le Regroupement d’Actions, et (viii) de prendre toutes les autres mesures utiles, appropriées ou nécessaires en rapport avec ce qui précède. Le conseil d’administration est habilité à déléguer la mise en œuvre et de l’exécution du Regroupement d’Actions (y compris les pouvoirs visés aux points (i) à (viii)), en tout ou en partie, à un ou plusieurs membres du management ou du personnel de la Société. Tout administrateur, tout membre du management et toute autre personne expressément désignée à cet effet par le conseil d’administration est autorisé à faire constater, devant notaire, la modification et la reformulation des statuts visées au paragraphe (h).	(i) Further implementation of the Share Consolidation: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the practical implementation of the Share Consolidation, (ii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iii) determine the manner and process to deal with positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (iv) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (vii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (viii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (viii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
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► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3. Radiation de la Cote d’Euronext Brussels	3. De-Listing from Euronext Brussels

► Proposition de résolution:	► Proposed resolution:

L’assemblée générale extraordinaire des actionnaires décide d’approuver la Radiation de la Cote de la Société du marché réglementé d’Euronext Brussels (la “Radiation de la Cote”), de modifier les statuts de la Société aux fins de cette Radiation de la Cote et d’octroyer au conseil d’administration de la Société le pouvoir de poursuivre la mise en œuvre de la Radiation de la Cote, sous réserve des conditions suivantes :	The extraordinary general shareholders’ meeting decides to approve a de-listing of the Company’s shares from the regulated market of Euronext Brussels (the “De-Listing”), to amend the Company’s articles of association for the purpose of such De-Listing, and to grant the board of directors of the Company the authority to further implement the De-Listing, subject to the following terms and conditions:

(a) Radiation de la Cote: L’assemblée générale des actionnaires approuve et accepte qu’il soit mis fin à l’admission des actions de la Société à la cote et à la négociation et que, par conséquent, les actions de la Société ne puissent plus être cotées et négociées sur le marché réglementé d’Euronext Brussels (“Euronext Brussels”), à condition que les actions de la Société (ou, le cas échéant, les American Depositary Shares ou les American Depositary Receipts relatifs à ces actions) soient admises à la négociation sur le Nasdaq Capital Market (le “Nasdaq”).	(a) De-Listing: The general shareholders’ meeting approves and agrees that the admission of the Company’s shares to listing and trading shall be terminated and, consequently, the Company’s shares shall no longer be able to list and trade on the regulated market of Euronext Brussels (“Euronext Brussels”), provided that the Company’s shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) shall be admitted to trading on the Nasdaq Capital Market (“Nasdaq”).

(b) Date effective: Le conseil d’administration a le pouvoir de déterminer la date effective de la Radiation de la Cote, sous réserve d’une période de transition préalable d’au moins trois semaine avant la date effective de la Radiation de la Cote (la “Période de Transition”) pendant laquelle les actions de la Société resteront admises à la négociation sur Euronext Brussels. Si, et pour autant que, le Regroupement d’Actions a été mis en œuvre, la Période de Transition sera d’au moins trois semaines après que le Regroupement d’Actions soit devenu effectif.	(b) Effective date: The board of directors shall have the power to determine the effective date of the De-Listing subject to a prior transition period of at least three weeks prior to the effective date of the De-Listing Date (the “Transition Period”) during which the Company’s shares shall remain admitted to trading on Euronext Brussels. If and to the extent the Share Consolidation has been effected, the Transition Period shall at least be three weeks after the Share Consolidation has become effective.

(c) Modification des statuts: À la date effective de la Radiation de la Cote, les dispositions suivantes des statuts de la Société seront modifiées et reformulées comme suit (à l’exception de la modification prévue au paragraphe (i), laquelle est effective immédiatement après l’approbation de la modification par l’assemblée générale extraordinaire des actionnaires) :	(c) Amendments to the articles of association: Upon the effective date of the De-Listing, the following provisions of the Company’s articles of association of the Company shall be amended and restated as follows (except that the amendment in paragraph (i) is effective immediately upon approval of the amendment by the extraordinary general shareholders’ meeting):

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	7/12

(i)   A l’article 9 (“Nature des titres”), les trois derniers paragraphes sont modifiés et reformulés comme suit :

“Un registre des actions nominatives est tenu au siège de la société et peut être scindé par décision du conseil d’administration conformément aux dispositions du droit applicable. Le conseil d’administration peut désigner un tiers de son choix pour conserver une partie du registre des actions nominatives scindé. Sous réserve des dispositions applicables de droit des sociétés, de droit financier et du droit des valeurs mobilières, et sauf décision contraire du conseil d’administration conformément à l’article 43 des statuts, les dividendes et autres distributions (selon le cas) de la société sur les actions peuvent être effectués en euros (EUR) ou en dollars américains (USD), en fonction de la composante du registre des actions (scindé) sur lequel les actions sont inscrites[1].

Le registre (scindé) des actions nominatives et les registres des autres titres nominatifs, le cas échéant, peuvent être conservés sous la forme électronique. Chaque détenteur de titres peut consulter le registre (scindé) en ce qui concerne ses titres. Le conseil d’administration peut désigner un tiers de son choix pour conserver ce registre électronique (scindé).
Toutes les inscriptions dans le registre (scindé) des actions nominatives et dans les registres d’autres titres nominatifs, y compris les cessions et les conversions, peuvent être valablement effectuées sur la base de documents ou d’instructions soumis par voie électronique ou par tout autre moyen par le cédant, le cessionnaire et/ou le détenteur des titres, le cas échéant.”

(i)   In article 9 (“Nature of the securities”), the three last paragraphs shall be amended and restated as follows:

“A share register is kept at the registered office of the company and may be split by decision of the board of directors in accordance with the provisions of the applicable law. The board of directors can appoint a third party of its choice to keep any part of the split share register. Subject to applicable provisions of companies, financial and securities laws, and unless decided otherwise by the board directors in accordance with article 43 of the articles of association, dividends and other distributions (as the case may be) by the company on shares can be made in euro (EUR) or United States dollars (USD) depending on the component of the (split) share register on which the shares are reflected.

The (split) register of registered shares and the registers of other registered securities, as the case may be, can be kept electronically. Each holder of securities can consult the (split) register with respect to his/her/its securities. The board of directors can appoint a third party of its choice to keep this (split) electronic register.

All recordings in the (split) share register and the registers of other registered securities, including transfers and conversions, can be validly made on the basis of documents or instructions submitted electronically or via any other means by the transferor, the transferee and/or the holder of the securities, as applicable.”

(ii)  Le texte de l’article 14 (“Obligation de transparence”) est modifié et reformulé comme suit :

“Chaque personne physique ou morale qui acquiert ou cède des titres avec droit de vote de la Société, qu’ils représentent ou non le capital de la Société, doit se conformer aux obligations de notification et d’information imposées par le droit applicable.”

(ii)  The text of article 14 (“Transparency obligation”) shall be amended and restated as follows:

“Each natural or legal person acquiring or transferring voting securities of the company, whether or not representing the share capital of the company, must comply with the relevant notification and information obligations that are imposed by applicable law.”

(iii) Le texte de l’article 15 (“Droits de vote”) est modifié et reformulé comme suit :

“Le non-respect des obligations de notification et d’information imposées par le droit applicable en ce qui concerne l’acquisition ou la cession de titres avec droit de vote de la Société, qu’ils représentent ou non le capital de la Société, peut entraîner, conformément au droit applicable, une suspension des droits de vote attachés aux titres avec droit de vote concernés ou toute autre conséquence prévue par le droit applicable.”

(iii) The text of article 15 (“Voting rights”) shall be amended and restated as follows:

“Non-compliance with the relevant notification and information obligations that are imposed by applicable law in relation to the acquisition or transfer of voting securities of the company, whether or not representing the share capital of the company, may result, in accordance with applicable law, a suspension of the voting rights attached to the relevant voting securities or such other consequence as provided for by applicable law.”

1 Note concernant le point 3(c)(i) : A la suite d’une erreur administrative, la version française de la convocation publiée dans le Moniteur belge et (le cas échéant) l’Echo ne contient pas la phrase suivante: “Sous réserve des dispositions applicables de droit des sociétés, de droit financier et du droit des valeurs mobilières, et sauf décision contraire du conseil d’administration conformément à l’article 43 des statuts, les dividendes et autres distributions (selon le cas) de la société sur les actions peuvent être effectués en euros (EUR) ou en dollars américains (USD), en fonction de la composante du registre des actions (scindé) sur lequel les actions sont inscrites”. Cependant la convocation faisant foi est celle publiée sur le site web de la Société le 2 octobre 2023, laquelle inclus la phrase mentionnée ci-dessus entre guillemets et soumise à l’approbation des actionnaires.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	8/12

(iv) À l’article 32 (“Admission — Formalités préalables”), les paragraphes suivants sont ajoutés après le premier paragraphe de l’article 32 :

“Le conseil d’administration peut décider que le droit d’assister aux assemblées générales des actionnaires et d’y exercer le droit de vote (le cas échéant) est déterminé par l’enregistrement de la propriété des titres concernés au nom du détenteur de ces titres le troisième (3e) jour ouvrable précédant la date de l’assemblée générale des actionnaires concernée (ou toute autre date indiquée dans la convocation à l’assemblée générale des actionnaires, mais qui ne peut être antérieure au 15e jour calendrier précédant l’assemblée générale des actionnaires), à minuit à la fin de ce jour (heure de Bruxelles) (cette date et cette heure étant la date d’enregistrement concernée), au moyen de l’enregistrement de ces titres dans le registre pertinent (ou la partie du registre scindé pertinente) pour ces titres, dans les comptes d’un teneur de compte agréé ou d’un organisme de liquidation pour les titres concernés.

Le conseil d’administration peut subordonner la participation aux assemblées générales des actionnaires à l’obligation pour les détenteurs de titres concernés de notifier à la Société ou à la personne désignée à cet effet par la Société, à une date déterminée par le conseil d’administration avant la date de l’assemblée prévue, leur intention d’assister à l’assemblée, en indiquant le nombre de titres avec lesquels ils souhaitent participer. Les modalités d’élaboration de cette notification (selon le cas) doivent être indiquées dans l’avis de convocation de l’assemblée générale des actionnaires.”

(iv) In article 32 (“Admission – Prior formalities”), the following paragraphs shall be added after the first paragraph of article 32:

“The board of directors shall have the ability to determine that the right to attend the general shareholders’ meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) business day prior to the date of the relevant general shareholders’ meeting (or such other date as shall be set out in the notice convening the general shareholders’ meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders’ meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned.

The board of directors may make participation to the general shareholders’ meetings dependent on a requirement of notification by the securities holders concerned to the company, or to the person appointed for this purpose by the company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders’ meeting.”

(v)  À l’article 33 (“Représentation des actionnaires”), la dernière phrase du premier paragraphe est modifiée et reformulée comme suit :

“Ces procurations doivent être accordées et soumises à la société conformément au droit applicable et/ou comme indiqué (conformément au droit applicable) dans l’avis de convocation, le cas échéant.”

(v)  In article 33 (“Representation of shareholders”), the second paragraph shall be amended and restated as follows:

“Such proxies must be granted and submitted to the company in accordance with the applicable law and/or as set out (in accordance with the applicable law) in the convening notice, as the case may be.”

(vi) À l’article 35 (“Ajournement de l’assemblée”), les références, dans les premier et deuxième paragraphes, à “cinq (5) semaines” sont remplacées par des références à “trois (3) semaines”.	(vi) In article 35 (“Adjournment of the meeting”), the reference in the first and second paragraph to “five (5) weeks” shall be replaced by “three (3) weeks”.

(vii) Le texte de l’article 36 (“Décisions sur les points non inclus dans l’ordre du jour — Amendements”) est modifié et reformulé comme suit :
“L’assemblée générale des actionnaires ne peut valablement délibérer ou résoudre sur les points qui ne sont pas inscrits ou implicitement inscrits à l’ordre du jour, sauf si tous les actionnaires sont présents ou représentés à l’assemblée et y consentent à l’unanimité et si, dans le cas d’un vote par correspondance, le formulaire autorise un mandataire à prendre une telle décision. Le consentement requis est présumé exister si aucune objection n’est consignée dans le procès-verbal de l’assemblée.”

(vii) The text of article 36 (“Decisions on matters not on the agenda - Amendments”) shall be amended and restated as follows:
“The general shareholders’ meeting cannot validly deliberate or decide on the items that are not included or implicitly contained in the agenda, unless all shareholders are present or represented at the meeting and unanimously agree and if, in the case of a vote by mail, the form authorises a proxy to make such a decision. The required consent is assumed to exist, if no objection is recorded in the minutes of the meeting.”

(viii) À l’article 39 (“Vote et participation à distance”), la référence au “sixième jour calendrier” est remplacée par la référence au “troisième jour ouvrable”.	(viii) In article 39 (“Remote voting or participation”) the reference to “sixth calendar day” shall be replaced by “third business day”.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	9/12

(ix)  L’intitulé de l’article 51 est modifié et reformulé comme suit :

“Certains termes définis”, et le texte de l’article 51 est modifié et reformulé comme suit : “Sauf si le contexte exige le contraire ou si les présents statuts en donnent une définition différente, aux fins des présents statuts, (a) le terme “personnel” a la signification octroyée par l’article 1:27 du Code des sociétés et des associations, et (b) le terme “jour ouvrable” a la signification octroyée par l’article 1:32 du Code des sociétés et des associations.”

(ix)  The heading of article 51 shall be amended and restated as “Certain defined terms”, and the text of article 51 shall be amended and restated as follows:

“Unless the context requires otherwise or unless otherwise defined in these articles of association, for the purposes of these articles of association, (a) “personnel” shall have the meaning defined in Article 1:27 of the Belgian Companies and Associations Code, and (b) “business day” shall have the meaning defined in Article 1:32 of the Belgian Companies and Associations Code.”

(d)  Mise en œuvre de la Radiation de la Cote: Sous réserve des règles applicables en matière de droit des sociétés, de droit financier et de droit des valeurs mobilières, et sous réserve des dispositions des paragraphes précédents, le conseil d’administration a le pouvoir de mettre en œuvre et d’effectuer la Radiation de la Cote, y compris (sans s’y limiter) le pouvoir (i) de déterminer la mise en œuvre pratique de la Radiation de la Cote, (ii) de déterminer le calendrier et la date effective de la Radiation de la Cote ainsi que la durée de la Période de Transition, (iii) de déterminer les modalités et le processus de négociation des actions (ou, le cas échéant, des American Depositary Shares ou des American Depositary Receipts relatifs à ces actions) sur le Nasdaq, (iv) de nommer une ou plusieurs banques ou institutions financières pour l’organisation et la mise en œuvre de la Radiation de la Cote, (v) de procéder à la constatation de la modification et de la reformulation des statuts comme prévu au paragraphe (c) devant notaire, (vi) d’entreprendre toutes les démarches utiles ou nécessaires auprès d’Euronext, d’Euroclear, de toute autre agence de règlement compétente et de toute autorité de réglementation ou de cotation en rapport avec la mise en œuvre de la Radiation de la Cote, et (vii) de prendre toutes les autres mesures utiles, appropriées ou nécessaires en rapport avec ce qui précède. Le conseil d’administration est habilité à déléguer la mise en œuvre et l’exécution de la Radiation de la Cote (y compris les pouvoirs visés aux points (i) à (vii)), en tout ou en partie, à un ou plusieurs membres du management ou du personnel de la Société. Tout administrateur, tout membre du management et toute autre personne expressément désignée à cet effet par le conseil d’administration est autorisé à faire constater, devant notaire, la modification et la reformulation des statuts visées au paragraphe (c).à faire constater, devant notaire, la modification et la reformulation des statuts visées au paragraphe (c).

(d) Further implementation of the De-Listing: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the De-Listing, including (without being limited to) the authority to (i) determine the practical implementation of the De-Listing, (ii) determine the timing and the effective date of the De-Listing and the duration of the Transition Period, (iii) determine the manner and process for the shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) to be traded on Nasdaq, (iv) appoint one or more banks or financial institutions for the further organization and implementation of the De-Listing, (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the De-Listing, and (vii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the De-Listing (including the powers referred to in sub-sections (i) to (vii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	10/12

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

II. Si l’assemblée générale extraordinaire des actionnaires sont ajournées ou suspendues, le mandataire spécial aura les pouvoirs de représenter le soussigné à l’assemblée générale des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant (étant entendu que les votes susmentionnés s’appliqueront en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ces points de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):	II. In case the aforementioned extraordinary general shareholders’ meeting would be postponed or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meeting that would be held having the same agenda, as relevant (it being understood that the aforementioned votes will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda items would not be reached during the first extraordinary general shareholders’ meeting):

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant l’assemblée, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]	In case of amendments during the meeting to a proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle	☐ the proxy holder shall vote for the amended or new resolution
☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution
☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution
☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	11/12

III. Si un ordre du jour supplémentaire est publié conformément à l’article 7:130 du Code des sociétés et des associations après que cette procuration ait été notifiée à la Société, le mandataire spécial aura le pouvoir de voter sur des nouveaux sujets qui ont été ajoutés à l’ordre du jour, le cas échéant:	III. If a supplemented agenda is published in accordance with article 7:130 of the Belgian Companies and Associations Code after this proxy has been notified to the Company, the special proxy holder shall have the power to vote on the new items that have been added to the agenda, as relevant:

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Si la réponse ” oui ” est sélectionnée ou réputée l’être, le mandataire spécial votera de la manière soutenue par le conseil d’administration de la Société.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. If ‘yes” is selected or deemed to be selected, the special proxy holder will vote in the manner supported by the board of directors of the Company.

Conformément au Code des sociétés et des associations, le mandataire spécial peut, à propos des sujets auxquels il est fait référence à l’ordre du jour pour lesquels en vertu de l’article 7:130 du Code des sociétés et des associations de nouvelles propositions de résolutions ont été soumises, s’écarter à l’assemblée des instructions, le cas échéant, données par le soussigné, si l’exécution de ces instructions risquerait de compromettre les intérêts du soussigné. Le mandataire spécial doit en informer le soussigné.	In accordance with the Belgian Companies and Associations Code, the special proxy holder may, with respect to the items referred to in the agenda for which pursuant to article 7:130 of the Belgian Companies and Associations Code new proposed resolutions have been tabled, deviate at the meeting from the instructions, if any, given by the undersigned, if the execution of those instructions could prejudice the interests of the undersigned. The special proxy holder must notify the undersigned thereof.

IV. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.	IV. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meeting.

V. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.	V. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.	The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

La présente procuration vaut également notification au sens de l’article 7:134, §2, alinéa 3 du Code des sociétés et des associations en ce qui concerne l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 3 novembre 2023.	The present proxy shall also serve as notification within the meaning of article 7:134, §2, paragraph 3 of the Belgian Companies and Associations Code with respect to the extraordinary general shareholders’ meeting of the Company to be held on Friday 3 November 2023.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.	The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

_______________________________2023

(date)

_______________________________________

(nom / name)

_______________________________________

(signature)

Assemblée Générale Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Extraordinary General Shareholders' Meeting of MDxHealth SA - Proxy	12/12